FORM 12B-25 - EDGAR PICKUP - PCNS 20-21

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                                  SEC File Number   0-25848
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                                                     Cusip Number 167781 10 3
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                          NOTIFICATION OF LATE FILING


(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  November 30, 1997
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                          Chicago Miniature Lamp, Inc.
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Full Name of Registrant


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Former Name if Applicable

                500 Chapman Street, Canton, Massachusetts 02021
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Address of Principal Executive Office (STREET AND NUMBER)


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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)



                       See response to Part IV(3) below.
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Richard F. Parenti              (847)                 882-6130
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [ ] Yes  [X] No

                 8-K Report for period ended September 8, 1997
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

                                 See Attached.
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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                          Chicago Miniature Lamp, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  2/27/98                          By /s/ Richard F. Parenti
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                                       Richard F. Parenti

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

     On September 8, 1997, Chicago Miniature Lamp, Inc. (the "Company" or "CML"), acting through a newly-incorporated subsidiary, Chicago Miniature Lamp-Sylvania B.V., consummated the purchase of all of the outstanding shares of capital stock of Sylvania Lighting International, B.V. ("SLI"), a privately held company headquartered in Geneva, Switzerland for $161.5 million cash, financed with the Company's internal cash and a $250.0 million credit facility provided by BankBoston. The acquisition of SLI is being treated as a purchase for accounting purposes and upon allocation of the purchase price SLI expects to reflect a net equity of approximately $161.5 million.

     SLI is an integrated designer, manufacturer and seller of lighting systems which are comprised of lamps and fixtures. SLI manufactures and offers a complete range of lamps (incandescent, fluorescent, compact fluorescent, high intensity discharge, halogen, and special lamps) and a complete range of fixtures to meet the lighting needs of its customers, which include architects, designers, consultants, specifiers, installers, contractors, wholesale distributors, OEMs, and retailers. SLI's product portfolio is sold under several brands, most notably the "SYLVANIA" name, for which SLI has rights in all regions with the exception of North America. For its years ended December 31, 1996 and 1995 SLI reported revenues of approximately $610.0 and $625.0 million respectively, and EBIT (before extraordinary charges) of $6.1 and $19.2 million respectively. SLI believes that it has an approximate 11% market share in lamps, and is the third largest lighting company in Western Europe. SLI manufactures approximately 90% of all its product requirements in-house through 13 plants in nine countries; eight plants are in Europe and five are in Latin America and Australia.

     In view of the substantive nature of the acquisition, the consolidated financial statements will reflect a dramatic increase in numbers.